EXHIBIT 99.1

Press Release from Volvo's Nomination Committee

GOTEBORG, Sweden, Feb. 03, 2004 (PRIMEZONE) -- Volvo's Nomination Committee has decided to propose to Volvo's Annual General Meeting the re-election of all Board members except Lars Ramqvist, who has announced that he is resigning from Volvo's Board with immediate effect. The Nomination Committee recommends that the Board internally elect Finn Johnsson as new Chairman after the Annual General Meeting. The proposal is supported by shareholders representing more than 50% of the votes in Volvo.

Volvo's Nomination Committee comprises:

Lars Otterbeck, Alecta, Chairman Shemaya Levy, Renault Marianne Nilsson, Robur Bengt Hane, Representative for shareholders with smaller holdings Lars Ramqvist, Chairman of Volvo, and Thomas Halvorsen, Fourth Swedish National Pension Fund, co-opted.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 71,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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The following files are available for download:

http://www.waymaker.net/bitonline/2004/02/03/20040203BIT20080/wkr0002.pdf

http://www.waymaker.net/bitonline/2004/02/03/20040203BIT20080/wkr0004.doc

CONTACT:  Volvo
          Lars Otterbeck
          +46 8-441 66 60